Exhibit (a)(5)(H)

General Mills Completes Annie’s Acquisition

MINNEAPOLIS, Minn. – General Mills, Inc. (NYSE: GIS) announced today that its tender offer to purchase all issued and outstanding shares of common stock of Annie’s, Inc. (NYSE: BNNY) at a price of $46.00 per share was successful and that it has completed its acquisition of Annie’s, effective as of October 21, 2014.

The tender offer expired at 12:00 midnight, New York City time, at the end of the day on Monday, October 20, 2014. The depositary for the tender offer has advised that, as of such time, a total of 14,481,203 shares were validly tendered and not withdrawn in the tender offer, representing approximately 84% of Annie’s outstanding shares. In addition, Notices of Guaranteed Delivery have been delivered with respect to 1,249,377 shares that have not yet been tendered, representing approximately 7% of Annie’s outstanding shares. General Mills has accepted for payment all validly tendered shares.

General Mills and Annie’s subsequently completed the acquisition by merging a subsidiary of General Mills with and into Annie’s, with Annie’s surviving the merger as a wholly owned subsidiary of General Mills. Annie’s shares ceased trading on the NYSE at the close of market October 20, 2014.

About Annie’s

Headquartered in Berkeley, Calif., Annie’s, Inc. is a rapidly growing natural and organic food company with a widely recognized brand. Founded in 1989, Annie’s markets more than 145 products and is present in more than 35,000 retail locations in the United States and Canada.

About General Mills

General Mills is one of the world’s leading food companies, operating in more than 100 countries around the world. Its brands include Cheerios, Fiber One, Häagen-Dazs, Nature Valley, Yoplait, Betty Crocker, Pillsbury, Green Giant, Old El Paso, Wanchai Ferry, Yoki and more. Headquartered in Minneapolis, Minn., USA, General Mills had fiscal 2014 worldwide sales of US $17.9 billion.